UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

YONGYE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

98607B106

 (CUSIP Number)

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 8 Pages)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 98607B106	13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON KNIGHT BRIDGE GROUP LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,861,189
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,861,189
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,861,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.42%*
14	TYPE OF REPORTING PERSON CO

* Based on the beneficial ownership of 2,861,189 shares of Common Stock of the Reporting Person and 44,532,241 shares of total Common Stock issued and outstanding as of March 12, 2010, the Reporting Person holds approximately 6.42% of the issued and outstanding Common Stock of the Issuer.

CUSIP No. 98607B106	13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Wei Tong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,861,189
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,861,189
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,861,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.42%*
14	TYPE OF REPORTING PERSON IN

*Based on the beneficial ownership of 2,861,189 shares of Common Stock of the Reporting Person and 44,532,241 shares of total Common Stock issued and outstanding as of March 12, 2010, the Reporting Person holds approximately 6.42% of the issued and outstanding Common Stock of the Issuer.

Page 4 of 8 Pages

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Yongye International, Inc., a Nevada corporation (the “Company” or the “Issuer”).  The address of the Issuer’s principal executive office is 6th floor, Suite 608, Xue Yuan International Tower, No.1 Zhichun Road, Haidian District, Beijing, PRC.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by:

(i) Knight Bridge Group Limited, a company incorporated in the British Virgin Islands (“Knight Bridge”); and

(ii) Wei Tong (“Ms. Tong) a citizen of the People’s Republic of China.  By virtue of her ability to direct the sole director of Knight Bridge with regards to decisions concerning the Common Stock owned of record by Knight Bridge, Ms. Tong may be deemed to be a beneficial owner having the power to direct the voting and disposition of the Common Stock held or controlled by Knight Bridge.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the Reporting Persons’ principal business is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands in the case of Knight Bridge and 18/F., Tung Sun Commercial Centre, 194-200 Lockhart Road, Wanchai, Hong Kong in the case of Ms. Tong.

(c) The principal business of Knight Bridge is general and management services, whereby Ms. Tong is a businessperson.

(d) During the past five (5) years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five (5) years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

Knight Bridge acquired the shares of the Issuer’s Common Stock pursuant to a Share Exchange Agreement, dated as of April 17, 2008 (the “Exchange Agreement”) entered into by and among the Company and the Company’s principal shareholder, Fullmax Pacific Limited, a company organized under the laws of the British Virgin Islands (“Fullmax”), and the shareholders of Fullmax of which Knight Bridge was a shareholder (collectively, the “Fullmax Shareholders”).  The Fullmax Shareholders owned 100% of the issued and outstanding common stock of Fullmax (the “Fullmax Shares”).  The transaction was consummated on April 17, 2008 (the “Effective Date”) pursuant to which the Fullmax Shareholders acquired approximately 84.7% of the Company’s issued and outstanding Common Stock causing Fullmax to become a wholly-owned subsidiary of the Company.  Collectively, the Fullmax Shareholders transferred all of their Fullmax Shares for 11,444,755 shares of the Company’s Common Stock (the “Exchange Shares”).  Individually, Knight Bridge transferred 2,500 of its Fullmax Shares to the Company for 2,861,189 Exchange Shares and currently holds approximately 14.3% of the Company’s issued and outstanding Common Stock.

Page 5 of 8 Pages

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 22, 2008 and is incorporated herein by reference.

On January 20, 2010, Kwok Cheuk Yuen transferred his shareholding in Knight Bridge to Dragon Excel Ltd., who then assumed the position of the sole director of Knight Bridge.  The consideration for such transfer was $1.00.  Wei Tong controls the shares held by Knight Bridge and she had previously arranged for Kwok Cheuk Yuen to act as the director of Knight Bridge and to act with respect to these shares.  She has replaced the director of Knight Bridge with Dragon Excel, but still exercises voting and dispositive control over the shares held by Knight Bridge.

Item 4. Purpose of Transaction.

The purpose of the Share Exchange was for the Company to obtain 100% ownership of Fullmax, which has business operations in China, and for the Fullmax Shareholders, inclusive of the Reporting Persons, to obtain an 84.7% controlling interest in the Company.

At the date of this Schedule 13D, the Reporting Persons, except as set forth in this Schedule 13D, do not have any plans or proposals which would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

Page 6 of 8 Pages

Item 5. Interest in Securities of the Company.

(a) The approximate aggregate percentage of Issuer’s Common Stock reported beneficially owned by the Reporting Persons herein is based on the number of issued and outstanding shares of Common Stock of the Company as of March 12, 2010 and is equal to 44,532,241 as of the close of business on March 12, 2010.

(b) The Reporting Persons’ beneficially own an aggregate of 2,861,189 Shares in which it has the sole power to vote or direct to vote, and the sole power to dispose of or direct the disposition of representing in the aggregate approximately 6.42% of the total issued and outstanding shares of Common Stock of the Company.  Although Ms. Tong directly owns none of the Company’s Common Stock, she may be deemed beneficial owner of the Exchange Shares pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(c) Other than the acquisition of the Exchange Shares reported in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d) To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.:(1)	Title:

2.1	Share Exchange Agreement, dated as of April 17, 2008.
10.4	Security Purchase Agreement, dated as of April 17, 2008.

(1) Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 22, 2008.

In addition, the agreement of the Reporting Persons to file this statement jointly is attached hereto as Exhibit A.

Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2010

KNIGHT BRIDGE GROUP LIMITED,
by Dragon Excel Ltd, sole director

	By:	/s/ Ko Po Wah
	Name:	Ko Po Wah
	Title:	Director

/s/ Tong Wei
	Name:	Tong Wei

Page 8 of 8 Pages

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of any issuer until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.  For that purpose, Wei Tong hereby constitutes and appoints Knight Bridge Group Ltd., a British Virgin Islands company, as her true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: April 20, 2010

KNIGHT BRIDGE GROUP LIMITED,
by Dragon Excel Ltd, sole director

	By:	/s/ Ko Po Wah
	Name:	Ko Po Wah
	Title:	Director

/s/ Tong Wei
	Name:	Tong Wei